April 23, 2018

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

Re: Mill City Ventures III, Ltd.—File No. 814-00991
Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Mill City Ventures III, Ltd., a Minnesota corporation (the "Company"), enclosed herewith for filing, pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended, are the following:

1. a copy of the fidelity bond covering the Company, which includes a statement as to the period for which premiums have been paid; and

2. a certificate of the Chief Executive Officer of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the fidelity bond and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (952) 479-1921.

Very truly yours,

Mill City Ventures III, Ltd.

  /s/ Douglas M. Polinsky

Douglas M. Polinsky
Chief Executive Officer

MILL CITY VENTURES III, LTD.
OFFICER CERTIFICATE

THE UNDERSIGNED, Douglas M. Polinsky, Chief Executive Officer of Mill City Ventures III, Ltd., a Minnesota corporation, does hereby certify that:

1. This Certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of (a) an extension of the term (through May 16, 2018) of the corporation's existing fidelity bond (with Chubb as the insurer), and (b) a copy of the corporation's new fidelity bond (with an affiliate of AIG as the insurer, and effective from May 16, 2018 through March 25, 2019), in each case pursuant to Rule 17g–1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this Officer Certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Chief Executive Officer of the corporation, and has custody of the corporate records of the corporation and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the text of resolutions approved by the Board of Directors of the corporation, including a majority of the Board of the Directors who are not "interested persons" of the corporation, approving the fidelity bond.

4. The premiums for the extension of the existing fidelity bond and the new fidelity bond have been paid for.

5. Copies of the endorsement extending fidelity bond coverage through May 16, 2018, and the new fidelity bond providing coverage from May 16, 2018 through March 25, 2019, are collectively attached hereto as Exhibit B.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 23rd day of April 2018.

  /s/ Douglas M. Polinsky
DOUGLAS M. POLINSKY
Chief Executive Officer

EXTENSION OF FIDELITY BOND;
NEW FIDELITY BOND

WHEREAS, Section 17(g) of the 1940 Act and Rule 17(g)-1 thereunder requires, among other things, Mill City Ventures III, Ltd. (the "Corporation") to obtain a fidelity bond with a reputable fidelity insurance company to safeguard the Corporation's investment securities;

WHEREAS, the existing fidelity bond of the Corporation, as extended pursuant to a proposed endorsement, expires on May 16, 2018, and the officers of the Corporation have bound fidelity bond coverage with an insurer (an affiliate of AIG), so as to avoid any lapse in bonding coverage, all as set forth in the documentation attached hereto;

WHEREAS, legal counsel to the Corporation has advised management and the Board of Directors of the Corporation (the "Board") that the coverage amount contained in the proposed renewed fidelity bond is sufficient to comply with the requirements of Rule 17(g)- 1 under the 1940 Act; and

WHEREAS, the Board believes it is in the best interests of the Corporation to approve the extension of the existing fidelity bond, and the new fidelity bond for which coverage has been bound, in compliance with the above-referenced legal requirements;

NOW, THEREFORE, BE IT HEREBY RESOLVED: that the Board authorizes and directs the officers of the Corporation to procure the extension of the Corporation's existing fidelity bond through May 16, 2018, and to obtain a new fidelity bond providing coverage from May 16, 2018 through March 25, 2019, pay the required premiums, and execute and deliver all documents required to secure the fidelity bond; and

FURTHER RESOLVED, that the officers of the Corporation are authorized to execute and deliver any and all such other documents and instruments, and perform such other actions, as they may in their discretion deem necessary or appropriate in order to effectuate the intent of each of the foregoing resolutions; that all actions heretofore taken by the officers of the Corporation with respect to or in connection with any of the matters described above are ratified, approved and confirmed in all respects.

* * * * * * *

Coverage Section: Executive Protection Portfolio General Terms and Conditions Section (Federal & Vigilant)

Effective date of
this endorsement: March 17, 2018   Company: Federal Insurance Company

                                                    Endorsement No. 6

                                                    To be attached to and
                                                    form a part of Policy No. 8234-7609

Issued to: MILL CITY VENTURES III LTD

AMEND POLICY PERIOD ENDORSEMENT

In consideration of the premium charged, it is agreed that solely with respect to the Crime Coverage Section, Item 2 of the Declarations of the General Terms and Conditions Section is amended to read in its entirety as follows:

Item 2.   **Policy Period:**   From   12:01 A.M. on   March 17, 2017
                                      To   12:01 A.M. on   May 16, 2018
                                      Local time at the address shown in Item 1.

The title and any headings in this endorsement are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this policy shall remain unchanged.

Authorized Representative

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

91222 (9/16)

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to May, 2011

Bond No. *01-354-29-51*

National Union Fire Insurance Company of Pittsburgh, Pa.

(Herein called Underwriter)

DECLARATIONS

Item 1. Name of Insured (herein called Insured):

MILL CITY VENTURES III, LTD.

Principal Address: *328 BARRY AVE S STE 210*
WAYZATA, MN 55391-1688

Item 2. Bond Period: from 12:01 a.m. on *May 16, 2018* to 12:01 a.m. on *March 25, 2019*

                                             (MONTH, DAY, YEAR)   (MONTH, DAY, YEAR)

Item 3. The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be *$2,000,000*

Item 4. Subject to Sections 4 and 12 hereof,

the Single Loss Limit of Liability applicable to each of Insuring Agreements (A),
(B), (C) and (F) is   *$1,000,000*

and the Single Loss Deductible applicable to each of Insuring Agreements (A),
(B), (C) and (F) is   *$50,000*

If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss Limit of Liability and Single Loss Deductible shall be inserted below:

Insuring Agreement (D)-FORGERY OR ALTERATION	*$1,000,000*	*$50,000*
Insuring Agreement (E)-SECURITIES:	*Not Covered*	*Not Covered*
Coverage on Partners or Members	*Not Covered*	*Not Covered*
Optional Insuring Agreements and Coverages:		
Computer Systems	*$1,000,000*	*$50,000*
Audit Expense	*$75,000*	*$5,000*

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto.

#1,#2,#3,#4,#5,#6,#7,#8,#9,#10,#11,#12,#13,#14,#15,#16,#17,#18,#19,#20,#21,#22, #23,#24,#25

All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise.

Item 6. The amount of anticipated loss which the Insured must report to the Underwriter pursuant to Section 12 is:

                                      $25,000

Item 7. For the purposes of Insuring Agreement B, Property lodged or deposited in the following offices and premises is not covered:

Not Applicable

1680747

Item 8. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior
bond(s) or policy(ies) No.(s)   *Not Applicable*
Such termination or cancelation to be effective as of the time this bond becomes effective.

Premium Amount: *$5,565*

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.



_____
PRESIDENT



_____
AUTHORIZED REPRESENTATIVE

_____
SECRETARY

ALLIANT INSURANCE SERVICES, INC.
320 W 57TH ST.
2ND FL
NEW YORK, NY 10019-3302

1680747

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

    (1) to cause the Insured to sustain such loss; and
    (2) to obtain an improper financial benefit for the Employee or another person or entity.

   However, if some or all of the Insured's loss results directly or indirectly from:

    (a) Loans, that portion of the loss involving any Loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2500; or

    (b) trading, that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

ON PREMISES

(B) (1) Loss of items enumerated in the definition of Property resulting directly from:

    (a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

    (b) theft, false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered,

while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in Item 7 of the Declarations.

(2) Loss of or damage to furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat; provided that:

    (a) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and
    (b) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

    (1) a Messenger, or

    (2) a Transportation Company and being transported in an armored motor vehicle, or

    (3) a Transportation Company and being physically (not electronically) transported in other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

        (a) Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored, and

        (b) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

        (c) Negotiable Instruments not payable to bearer, and either not endorsed or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

FORGERY OR ALTERATION

(D) Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

    (1) Negotiable Instrument (except an Evidence of Debt),
    (2) Certificate of Deposit,
    (3) Letter of Credit,
    (4) Withdrawal Order,
    (5) receipt for the withdrawal of Property, or
    (6) instruction or advice directed to the Insured and purportedly signed by a customer of the Insured or by a banking institution,

which (a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured's having relied on the items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others,

    (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any Written, Original:
        (a) Certificated Security,
        (b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,
        (c) Certificate of Deposit; or
        (d) Evidence of Debt,

which (i) bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery, or (ii) is altered, but only to the extent the Forgery or alteration causes the loss, or (iii) is lost or stolen;

    (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, or any items listed in (a) through (d) above; or

    (3) acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any item listed in (a) through (c) above which is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession of the items listed in (a) through (d) above by the Insured or its authorized representative is a condition precedent to the Insured's having relied on such items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

COUNTERFEIT MONEY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. This bond does not indemnify any Insured for loss sustained by a proprietorship, partnership, corporation or any other entity which is owned, controlled or operated by an Insured and not named as an Insured hereunder unless:

TSB 5062c

(1) such loss is sustained by a nominee organized by an Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees; and

(2) such Insured is not a holding company.

If the conditions of (1) and (2) are met, loss sustained by the nominee shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION, MERGER OR PURCHASE OF ASSETS-NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(1) has occurred or will occur in offices or premises,
(2) has been caused or will be caused by an employee or employees of such institution, or
(3) has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall (i) give the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and (ii) obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF OWNERSHIP-NOTICE

C. When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give Written notice to the Underwriter, as soon as practicable but not later than within 30 days. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer or ownership interest.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material.

JOINT INSUREDS

E. Only the first named Insured can submit a claim under this bond, and shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED-ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of the Conditions and Limitations of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of the Conditions and Limitations of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

INSURED'S ERISA PLANS

G. If any Employee or director of the Insured is required to provide a bond to a health, welfare or pension plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereinafter the Plan), the majority of whose beneficiaries are Employees or former Employees of the Insured, the Plan shall be deemed an Insured under this bond for the purposes of Insuring Agreement (A) only and, in addition to all other terms and conditions of this bond, subject to the following:

(1) the deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter:

(a) the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold "employer securities" within the meaning of section 407(d)(1) of ERISA; or

(b) the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan holds "employer securities" within the meaning of section 407(d)(1) of ERISA;

(2) notwithstanding Section 3 of the Conditions and Limitations of this bond, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the Plan against loss through fraud or dishonesty; and

(3) if more than one Plan subject to ERISA is an Insured pursuant to this General Agreement, the Insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any payment made under this bond to said Plans so that each Plan receives the amount it would have received if insured separately for the minimum coverage which ERISA required it to have.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Certificate of Deposit means a Written acknowledgment by a financial institution of receipt of Money with an engagement to repay it.

(b) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

    (1) represented by a Written instrument issued in bearer or registered form;

    (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

    (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(c) Change in Control means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured.

(d) Counterfeit means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

(e) Electronic Data Processor means a natural person, partnership, corporation or any other business organization with the Insured's Written authorization to perform services as data processor of checks drawn by a customer on an account at the Insured. A Federal Reserve Bank or clearinghouse shall not be an Electronic Data Processor.

(f) Employee means:

    (1) a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and:

        (i) whom the Insured directly compensates by wages, salaries or commissions, or

        (ii) who is compensated by an employment agency which is paid by the Insured for providing such person's services for work at or in the Insured's offices or premises covered hereunder;

    (2) a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph (f)(1) above or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

    (3) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the said institution at the time of the merger or consolidation;

    (4) an Electronic Data Processor, provided, however that each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the Employee termination provisions of Section 13; and

    (5) a Partner or Member of the Insured, unless not covered as indicated in Item 4 of the Declarations.

(g) Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(h) Financial Interest in the Insured of the Insured's general partner(s), limited partner(s), or Members committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

    (1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

        (i) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

        (ii) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (h)(1)(ii) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners or Members the value of such limited partner's or Member's investment in the Insured.

(i) Forgery means:

    (1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or

    (2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive.

Provided, however, that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check.

(j) Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(k) Letter of Credit means a Written engagement by a bank made at the request of a customer that the bank will honor drafts or other demands for payment upon compliance with the conditions specified in the engagement.

(l) Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

(m) Member means a natural person who has an ownership interest in a limited liability company.

(n) Messenger means an Employee while in possession of the Insured's Property away from the Insured's premises, and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.

(o) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(p) Negotiable Instrument means any writing:

    (1) signed by the maker or drawer;

    (2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

    (3) payable on demand or at a definite time; and

    (4) payable to order or bearer.

(q) Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

(r) Partner means a natural person who:

    (1) is a general partner of the Insured, or

    (2) is a limited partner and an Employee (as defined in Section 1(f)(1) of this bond) of the Insured.

(s) Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Evidences of Debt, Security Agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewelry, precious metals of all kinds and in any form, (which are collectively the enumerated items of property) and tangible items of personal property which are not hereinbefore enumerated.

(t) Security Agreement means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(u) Transportation Company means any organization which regularly provides its own or leased vehicles for transportation of its customers' property or which provides freight forwarding or air express services.

(v) Withdrawal Order means a Written non-negotiable instrument signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

(w) Written means expressed through letters or marks placed upon paper and visible to the eye.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from Forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion, radioactivity or chemical or biological contamination;

(d) loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under Insuring Agreement (A);

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), or (E);

(f) loss resulting from any violation by the Insured or by any Employee:

(1) of any law regulating: (i) the issuance, purchase or sale of securities, (ii) securities transactions upon any security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2) of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use, or purported use, of credit, debit, charge, access, convenience, cash management or other cards:

(1) in obtaining credit or funds,

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, or

(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the

Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of:

(1) kidnapping,

(2) payment of ransom,

(3) threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or

(4) actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property,

except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, except when covered under Insuring Agreement (A);

(o) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (D), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while:

(1) in the mail,

(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), or

(3) while located on the premises of any Messenger or Transportation Company,

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;

(u) all fees, costs and expenses incurred by the Insured:

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature including, but not limited to, fines, penalties, multiple or punitive damages;

(w) loss resulting directly or indirectly from the Insured's accepting checks payable to an organization for deposit into an account of a natural person;

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, or investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner or Member of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner or Member and the applicable Deductible amount, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized;

(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property;

(cc) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

DISCOVERY

Section 3.

This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under this bond.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum amount payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from:

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated,

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property,

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by

certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first named Insured.

VALUATION

Section 6.

The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a loan, any interest or fees received by the Insured in connection with the loan shall be such a credit.

Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials, including electronic media, plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT-SUBROGATION-RECOVERY-

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

COOPERATION

Section 8.   Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

(a)   submit to examination by the Underwriter and subscribe to the same under oath;

(b)   produce for the Underwriter's examination all pertinent records; and

(c)   cooperate with the Underwriter in all matters pertaining to any claim or loss.

ANTI-BUNDLING

Section 9.   If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

OTHER INSURANCE OR INDEMNITY

Section 10.   Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured, on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss.

COVERED PROPERTY

Section 11.   This bond shall apply to loss of Property (a) owned by the Insured, (b) held by the Insured in any capacity, or (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 12.

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

If the loss involves a dishonest or fraudulent act committed by an Employee, or if the amount of the potential loss exceeds the amount set forth in Item 6 of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 13.

This bond terminates as an entirety upon occurrence of any of the following:

(a) 60 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond;

(b) immediately upon the receipt by the Underwriter of a Written notice from the Insured of its desire to cancel this bond;

(c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials;

(d) immediately upon a Change in Control of the first named Insured;

(e) immediately upon exhaustion of the Aggregate Limit of Liability; or

(f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

If there is a Change in Control of an Insured other than the first named Insured, this bond immediately terminates as to that Insured only.

This bond terminates as to any Employee or any partner, officer or employee of any Electronic Data Processor (a) as soon as any Insured, or any director, Partner, Member or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of this bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.   Termination of this bond as to any Employee, or any partner, officer or employee of any Electronic Data Processor, terminates liability for any loss caused by a dishonest or fraudulent act committed by such person after the date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

<u>RIDER#</u> *1*

This rider, effective *12:01 am   May 16, 2018*   forms a part of
Bond number *01-354-29-51*
Issued to *MILL CITY VENTURES III, LTD.*

By   *National Union Fire Insurance Company of Pittsburgh, Pa.*

NOTICE OF CLAIM
(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. *Email Reporting of Claims*: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

    c-claim@AIG.com

    Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

    In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227-1750.

2. *Definitions*: For this endorsement only, the following definitions shall apply:

    (a) "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

    (b) "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

    (c) "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3. This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 001

99758 (8/08)   Page 1 of 1

<u>**RIDER#**</u> *2*

This rider, effective at *12:01 am   May 16, 2018*   forms a part of
Bond number *01-354-29-51*
Issued to: *MILL CITY VENTURES III, LTD.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

PROTECTED INFORMATION EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND
CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 24
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 25
FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)
INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1. Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

    (i) confidential or non-public; or

    (ii) personal or personally identifiable;

    information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

    This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.



AUTHORIZED REPRESENTATIVE

END 002

<u>**RIDER#**</u> *3*

This rider, effective at *12:01 am   May 16, 2018*   forms a part of
Bond number *01-354-29-51*
Issued to: *MILL CITY VENTURES III, LTD.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Product Name: *Fidelity Bond Form 14*

ECONOMIC SANCTIONS RIDER

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 003

119679 (9/15)   Page 1 of 1

<u>RIDER#</u> *4*

This endorsement, effective *12:01 am   May 16, 2018*   forms a part of
policy number   *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

AMEND EXCLUSION (j) - RICO RIDER
("ALLEGED" TO "ADJUDICATED")

It is agreed that:

1.   Paragraph (j) of Section 2. EXCLUSIONS of the **CONDITIONS AND LIMITATIONS**
     Clause is deleted in its entirety and replaced with the following:

     (j)   damages resulting from any civil, criminal or other legal proceeding in which
            the Insured is adjudicated to have engaged in racketeering activity except
            when the Insured establishes that the act or acts giving rise to such damages
            were committed by an Employee under circumstances which result directly in
            a loss to the Insured covered by Insuring Agreement (A). For the purposes of
            this exclusion, "racketeering activity" is defined in 18 United States Code 1961
            et seq., as amended;

2.   Nothing contained here shall be held to vary, alter, waive or extend any of the
     terms, limitations, conditions, or agreements of the attached bond other than as
     above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 004

This endorsement, effective *12:01 am   May 16, 2018*   forms a part of
policy number   *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

AUDIT EXPENSE RIDER

It is agreed that:

1.   Insuring Agreement (A) FIDELITY of the **INSURING AGREEMENTS** Clause is amended
     by inserting the following at the end thereof:

     Expense incurred by the Insured for that part of the cost of audits or examinations
     required by State or Federal supervisory authorities to be conducted either by such
     authorities or by independent accountants by reason of the discovery of loss
     sustained by the Insured through dishonest or fraudulent acts of any of the
     Employees. The total liability of the Underwriter for such expense by reason of such
     acts of any Employee or in which such Employee is concerned or implicated or with
     respect to any one audit or examination is limited to the amount stated opposite
     "Audit Expense Coverage"; it being understood, however, that such expense shall be
     deemed to be loss sustained by the Insured through dishonest or fraudulent act of
     one or more of the Employees and the liability of the Underwriter under this
     paragraph of Insuring Agreement (A) shall be part of and not in addition to the
     Single Loss Limit of Liability stated in Item 4 of the Declarations.

2.   Paragraph (d) of Section 2. EXCLUSIONS of the **CONDITIONS AND LIMITATIONS**
     Clause is deleted in its entirety and replaced with the following:

     (d)   loss resulting directly or indirectly from any acts of any director or trustee of
           the Insured other than one employed as a salaried, pensioned or elected
           official or an Employee of the Insured, except when performing acts coming
           within the scope of the usual duties of an Employee, or while acting as a
           member of any committee duly elected or appointed by resolution of the
           board of directors or trustees of the Insured to perform specific, as
           distinguished from general, directorial acts on behalf of the Insured;

3.   Paragraph (u) of Section 2. EXCLUSIONS of the **CONDITIONS AND LIMITATIONS**
     Clause is deleted in its entirety and replaced with the following:

     (u)   all fees, costs and expenses incurred by the Insured

           (1)   in establishing the existence of or amount of loss covered under this
                 bond, except to the extent covered under the portion of Insuring
                 Agreement (A) entitled Audit Expense, or

           (2)   as a party to any legal proceeding whether or not such legal proceeding
                 exposes the Insured to loss covered by this bond;

4.   Item 4 of the Declarations is amended to include the following:

END 005

RIDER# *5*   (continued)

	Single Loss Limit of Liability	Single Loss Deductible
Audit Expense	*$75,000*	*$5,000*

5.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____

AUTHORIZED REPRESENTATIVE

END 005

RIDER# *6*

This endorsement, effective *12:01 am   May 16, 2018*   forms a part of
policy number   *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

CANCELLATION AMENDATORY
(RETURN PRO RATA)

Wherever used herein: (1) "Policy" means the policy or bond to which this endorsement or rider is made part of; (2) "Insurer" means the "Insurer," "Underwriter," "Company" or other name specifically ascribed in this Policy as the insurance company or underwriter for this Policy; (3) "Company" means the "Named Entity," "Named Corporation," Named Organization," "Named Sponsor," "Named Insured," "First Named Insured," "Insured's Representative," "Policyholder" or equivalent term stated in Item 1 of the Declarations; and (4) "Period" means the "Policy Period," "Bond Period" or equivalent term stated in the Declarations.

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding anything to the contrary in any CANCELLATION or TERMINATION clause of this Policy (and any endorsement or rider amending such cancellation or termination clause, including but not limited to any state cancellation/non-renewal amendatory attached to this policy), if this Policy shall be canceled by the Company, the Insurer shall return to the Company the unearned pro rata proportion of the premium as of the effective date of cancellation.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 006

101036 (4/09)   Page 1 of 1

<u>RIDER#</u> *7*

This endorsement, effective *12:01 am   May 16, 2018*   forms a part of
policy number   *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

CENTRAL HANDLING OF SECURITIES RIDER

It is agreed that:

1.   Those premises of Depositories listed in the following Schedule shall be deemed to
be premises of the Insured, but only as respects coverage on Certificated Securities.

<u>SCHEDULED DEPOSITORY</u>   <u>LOCATION COVERED</u>

All depositories used by the Insured

2.   Certificated Securities held by such Depository shall be deemed to be Property as
defined in the attached bond to the extent of the Insured's interest therein as
effected by the making of appropriate entries on the books and records of such
Depository.

3.   The attached bond does not afford coverage in favor of any Depository listed in the
Schedule above. When the Underwriter indemnifies the Insured for a loss covered
hereunder, the Insured will assign the rights and causes of action to the extent of
the claim payment against the Depository, or any other entity or person against
whom it has a cause of action, to the Underwriter.

END 007

101918 (6/09)   Page 1 of 2

4.   If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in paragraph 3 above, and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.

5.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

END 007

<u>RIDER#</u> *8*

This endorsement, effective *12:01 am   May 16, 2018*   forms a part of
policy number   *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

CLAIMS EXPENSE RIDER

It is agreed that:

1. The **INSURING AGREEMENTS** Clause of the attached bond is amended by adding
    the following additional Insuring Agreement to the end thereof:

    CLAIMS EXPENSE

    Reasonable expenses necessarily incurred and paid by the Insured in preparing any
    valid claim for each and every loss, as defined in Insuring Agreements A, B, C, D, E,
    and F, and any other valid coverage added by rider, which loss exceeds the Single
    Loss Deductible Amount of *$5,000*   . The Underwriter's aggregate liability
    for such expenses paid by the Insured in preparing all such claims shall be
    $50,000   , which shall be part of, and not in addition to, the Aggregate
    Limit of Liability stated in the Declarations.

2. Solely for the purpose of the CLAIMS EXPENSE Insuring Agreement, sub-paragraph
    (u)(1) of Section 2. EXCLUSIONS of the **CONDITIONS AND LIMITATIONS** Clause is
    deleted in its entirety.

3. Nothing contained here shall be held to vary, alter, waive or extend any of the
    terms, limitations, conditions, or agreements of the attached bond other than as
    above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 008

101797 (6/09)   Page 1 of 1

<u>**RIDER#**</u> *9*

This endorsement, effective *12:01 am   May 16, 2018*   forms a part of
policy number   *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

INSURING AGREEMENT (F) COUNTERFEIT CURRENCY AMENDED RIDER

It is agreed that:

1.   Insuring Agreement (F) COUNTERFEIT CURRENCY of the **INSURING AGREEMENTS** Clause is deleted in its entirety and replaced with the following:

COUNTERFEIT CURRENCY

(F)   Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money, coin or currency of the United States of America, Canada or any other country.

2.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

END 009

101798 (6/09)   Page 1 of 1

RIDER # *10*

This rider, effective at *12:01 am   May 16, 2018*   forms a part of
Bond number *01-354-29-51*
Issued to: *MILL CITY VENTURES III, LTD.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Product Name: *Fidelity Bond Form 14*

EMPLOYEE DEFINITION AMENDED RIDER

It is agreed that:

1. The definition of Employee in Section 1. of the **CONDITIONS AND LIMITATIONS** Clause is amended to include the following individuals identified below as indicated by a check in the corresponding box:

EMPLOYEES (coverage included ONLY if box checked)	
(6) non-fund soliciting volunteer workers while working under the direction and control of the Insured;	X
(7) employees of performing work duties for ;	☐
(8) non-compensated officers, directors or trustees while performing duties as an employee;	X
(9) interns;	X
(10) Consultants (as defined below), but only while: • a consultancy agreement is in effect between the Insured and such Consultant or between the Insured and such Consultant's company or firm; • such Consultant is performing acts within the scope of such consultancy agreement; and • such Consultant is under the supervision, direction and control of the Insured;	☐
(11) retired employees employed on a consulting, contingent or part-time basis;	X
(12) former employees for up to *Sixty* (*60*) days after termination, provided termination was not due to a loss covered by the bond;	X
(13) any employee on an approved leave of absence;	X
(14) any employee who has been granted a waiver of a prior dishonesty situation by any insurer providing a Financial Institution Bond or similar type of coverage for the Insured;	☐
(15) a person who is a registered representative or a registered principal associated with an Insured, except a: • sole proprietor, • sole stockholder, director or trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or • partner;	☐

END 010

(16) each natural person, partnership or corporation authorized under written contract with the Insured to design, prepare, supply or service electronic computer instructions for computer systems of the Insured, herein called independent software contractor; each such independent software contractor and the partners, officers and employees of such independent software contractor shall, collectively, be deemed to be one employee for all the purposes of the bond, excepting, however, the second paragraph of Section 13.TERMINATION OR CANCELLATION of the **CONDITIONS AND LIMITATIONS** Clause;	☐
(17) a natural person leased to the Insured by a labour leasing firm under a written agreement between the Insured and the firm, to perform duties related to the conduct of the Insured's business; and	X
(18) temporary or part-time workers.	X

2. For the purposes herein, Employees of one Insured are considered Employees of all Insureds.

3. As used herein, Consultant means a professional consultant under contract, either directly or through such consultant's company or firm, with the Insured to provide solely consulting services to the Insured. Consultant does not include any individual or entity providing services to the Insured pursuant to any contract, whether verbal, written, express or implied, to provide services to the Insured, in whole or in part, other than consulting services.

4. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 010

<u>**RIDER#**</u> *11*

This rider, effective *12:01 am   May 16, 2018*   forms a part of
Bond number *01-354-29-51*
Issued to: *MILL CITY VENTURES III, LTD.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

EXCLUSION T AMENDED

In consideration of the premium charged, it is hereby understood and agreed that paragraph (t) of Section 2., EXCLUSIONS, of the attached bond, is deleted in its entirety and replaced with the following:

(t)   damages of any type for which the Insured is legally liable, except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee or other natural person under circumstances which result directly in a loss to the Insured covered by the attached bond.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 011

118486 (10/14)   Page 1 of 1

This rider, effective at *12:01 am   May 16, 2018*   forms a part of
Bond number *01-354-29-51*
Issued to: *MILL CITY VENTURES III, LTD.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Product Name: *Fidelity Bond Form 14*

1. In consideration of the premium charged, it is hereby understood and agreed that the following Insuring Agreement is added to the bond:

FRAUDULENT TRANSFER INSTRUCTIONS VIA TELEPHONE AND EMAIL

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via telephone or electronic mail and which purported to be from:

(a) such Customer,

(b) an Employee of the Insured who was acting on instructions or authority of such Customer; or

(c) another financial institution acting on behalf of such Customer with authority to make such instructions,

and the instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions, but the instruction was not from a person described in (a), (b) or (c) above, provided that:

(1) for any transfer exceeding the amount set forth in Item 7 of this Rider, the Insured verified the instruction via a password, PIN, other security code, call back to a predetermined telephone number set forth in the Insured's Written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(2) solely with respect to instructions transmitted via telephone, the Insured preserved a contemporaneous record the instruction that verifies the use of the a password, PIN or other security code, or of the call back, if any.

2. As used in this Rider, Customer means a natural person or entity that has a Written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3. The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

END 012

(a) loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code;

(b) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract; Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

4. For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

5. The Single Loss Limit of Liability applicable to loss under this Insuring Agreement is: *$1,000,000*

6. The Single Loss Deductible applicable to loss under this Insuring Agreement is: *$25,000*

7. Any single transfer in excess of *$25,000* will require verification via a method described in paragraph 1 above.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

END 012

This endorsement, effective *12:01 am   May 16, 2018*   forms a part of
policy number   *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

**GENERAL AGREEMENT B AMENDED RIDER
(ACQUISITION THRESHOLD)**

It is agreed that:

1.   General Agreement B. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE of the **GENERAL AGREEMENTS** Clause is amended by adding the following at the end thereof:

Notwithstanding the foregoing, if the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall automatically have such coverage as is afforded under this bond for loss without an additional premium charge for the remainder of the current bond period provided that:

(a)   the assets acquired as a result of such consolidation, merger, purchase or acquisition are less than *Fifteen* percent (*15*%) of the assets of the Insured on the date of such consolidation, merger, purchase or acquisition;

(b)   the consolidation, merger, purchase or acquisition of assets or liabilities was not through a regulatory- assisted transaction;

(c)   the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, were not the subject of any regulatory agreement or stipulation prior to the effective date of the consolidation, merger, purchase or acquisition; and

(d)   the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, have not incurred or been the subject of a loss of a type payable under this bond in an amount exceeding the deductible amount shown in Item 4 of the Declarations during the preceding three (3) years.

2.   Coverage provided by this rider shall extend to any newly created entities, which are majority owned or management controlled by the Insured, shall be automatically covered hereunder from their date of incorporation.

3.   Coverage under this rider shall apply to loss discovered during the bond period but which was sustained, prior to the sale date, by entities sold by the Insured. This coverage applies for a period of one (1) year from the date of the entity's sale, but not extending beyond the termination or cancellation of the bond, provided, however, that the Insured is legally liable for such loss. Coverage afforded hereunder is excess over any valid and collectible insurance obtained by one other than the Insured.

END 013

RIDER# *13*   (continued)

4.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

_____
AUTHORIZED REPRESENTATIVE

END 013

RIDER# *14*

This endorsement, effective *12:01 am   May 16, 2018*   forms a part of
policy number   *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

GENERAL AGREEMENT D AMENDED RIDER

It is agreed that:

1.   General Agreement D. REPRESENTATION OF INSURED of the **GENERAL AGREEMENTS** Clause is deleted in its entirety and replaced with the following:

REPRESENTATION OF INSURED

D.   The Insured represents that the information furnished in the application for this bond is complete, true and correct. The individual signing the application hereby makes such representation on behalf of himself/herself and all Insureds under the attached bond (as that term is defined in the attached bond) after inquiry of all the directors and officers of the Insured and its subsidiaries, to the extent coverage is granted to any of its subsidiaries under the attached bond.

Such application constitutes part of this bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

2.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

END 014

This rider, effective at *12:01 am   May 16, 2018*   forms a part of
Bond number *01-354-29-51*
Issued to: *MILL CITY VENTURES III, LTD.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

IMPERSONATION FRAUD
(FRAUDULENTLY-INDUCED PAYMENT COVERAGE)

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15

It is agreed that the policy is hereby amended as follows:

1.   The INSURING AGREEMENTS Clause is amended to include the following at the end thereof:

FRAUDULENTLY-INDUCED PAYMENT COVERAGE

Loss of Funds resulting directly from an Insured having, in good faith, transferred Funds from its own account in reliance upon Fraudulently-Induced Instruction(s).

2.   Solely for purposes of this endorsement, the following definitions shall apply:

   "Fraudulently-Induced instruction" means any instruction communicated to an Insured for the purpose of directing or transferring Insured Funds and/or updating vendor bank account information that were communicated by:

a.   a person purporting to be a director, officer, partner, member or sole proprietor of the Insured or other Employee—or by an individual acting in collusion with such person purporting to be a director, officer, partner, member, sole proprietor or other Employee, or
b.   a person purporting to be an employee of a vendor that has a legitimate pre-existing arrangement or written agreement to provide goods or services to the Insured —or by an individual acting in collusion with such person purporting to be a vendor employee; provided, however, Fraudulently-Induced Instruction shall not include any such instruction transmitted by an actual vendor employee who was acting in collusion with any third party in submitting such instruction

   but which instructions were not actually made by a director, officer, partner, member or sole proprietor or other Employee of the Insured or by an employee of a vendor;

   "Funds" means Money on deposit in an account with a credit balance.

END 015

3. The maximum the Underwriter shall be liable for all loss under the FRAUDULENTLY-INDUCED PAYMENT COVERAGE Insuring Agreement shall be:

    $250,000   for each Single Loss sustained by operations of the Insured located within the United States and Canada

    and

    $250,000   for each Single Loss sustained by operations of the Insured located outside the United States or Canada

    which amounts shall be part of, and not in addition to, the Aggregate Limit of Liability stated in Item 4 of the Declarations, and in no way shall serve to increase the Underwriter's Limit of Liability as therein stated.

4. Solely with respect to coverage provided by this endorsement, the applicable per occurrence Deductible Amount is *$50,000*.

5. Solely for purposes of this endorsement, the following exclusion shall apply:

    The coverage afforded by this endorsement does not apply to any loss occurring prior to *May 16, 2018*.

6. Solely for purposes of this endorsement, paragraph (h) of Section 2., EXCLUSIONS, is deleted in its entirety and replaced with the following:

    (h) loss caused by an Employee, except when covered under Insuring Agreement (A), or when covered under Insuring Agreements (B) or (C) and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property, or when covered under the Fraudulently Induced Payment Coverage Insuring Agreement and resulting directly from unintentional acts of the Employee.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 015

This rider, effective   *12:01 am   May 16, 2018*   forms a part of
bond number   *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

**INSURING AGREEMENT (A) FIDELITY AMENDED RIDER
("AND" TO "OR" EXCEPT FOR LOANS AND/OR TRADING)**

It is agreed that:

1.   Insuring Agreement (A) FIDELITY of the **INSURING AGREEMENTS** Clause is deleted
         in its entirety and replaced with the following:

FIDELITY

(A)   Loss resulting directly from dishonest or fraudulent acts committed by an
Employee acting alone or in collusion with others. Such dishonest or fraudulent acts
must be committed by the Employee with the manifest intent:

(1)   to cause the Insured to sustain such loss; or
(2)   to obtain financial benefit for the Employee or another person or entity.

However, if some or all of the Insured's loss results directly or indirectly
from:

(a)   Loans, that portion of the loss involving an Loan is not covered
             unless the Employee also was in collusion with one or more
             parties to the loan transactions and has received, in
             connection therewith, an improper financial benefit with a
             value of at least $2500; or
(b)   trading that portion of the loss is not covered unless the
             Employee also has received, in connection therewith, an
             improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include
any employee benefits received in the course of employment, including, but not
limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing
or pensions.

As used in this Insuring Agreement, loss does not include any employee benefits
(including, but not limited to: salaries, commissions, fees, bonuses, promotions,
awards, profit sharing or pensions) intentionally paid by the Insured.

2.   Solely for the purpose of Insuring Agreement (A) FIDELITY (as amended by this
         rider), the following definitions are added to the attached bond:

END 016

109203 (8/11)   1

"Loans" means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

"Trading" means trading or other dealings in securities, commodities, futures, options, swaps, foreign or federal funds, currencies, foreign exchange and the like.

3. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.



AUTHORIZED REPRESENTATIVE

END 016

<u>RIDER#</u> *17*

This rider, effective   *12:01 am   May 16, 2018*   forms a part of
bond number   *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

PRIOR DISHONESTY RIDER

It is agreed that:

1.   The third paragraph of Section 13. TERMINATION OR CANCELLATION of the
CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with
the following:

This bond terminates as to any Employee or any partner, officer or employee of any
Electronic Data Processor (a) as soon as any Insured, or any director, Partner,
Member or officer of an Insured who is not in collusion with such person, learns of
any dishonest or fraudulent act committed by such person involving a value of more
than *Ten thousand* dollars (*$10,000*) or which occurred within three (3) years from
the Insured's discovery or knowledge or which occurred during employment by the
Insured, whether or not of the type covered Insuring Agreement (A), against the
Insured or any other person or entity, without prejudice to the loss of any Property
then in transit in the custody of such person; or (b) 15 days after the receipt by the
Insured of a written notice from the Underwriter of its desire to cancel this bond as
to such person.

Notwithstanding the foregoing, this bond shall continue to apply with respect to
those Employees for whom the Insured has, prior to the inception of this bond,
received special agreement from any prior bond insurer for such Employees to be
covered under such prior bond.

2.   Nothing contained here shall be held to vary, alter, waive or extend any of the
terms, limitations, conditions, or agreements of the attached bond other than as
above stated.



_____
AUTHORIZED REPRESENTATIVE

END 017

109208 (8/11)   1

<u>RIDER#</u> *18*

This rider, effective *12:01 am   May 16, 2018*   forms a part of
Bond number *01-354-29-51*
Issued to: *MILL CITY VENTURES III, LTD.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

SECTION 6. SECURITIES AMENDED

In consideration of the premium charged, it is hereby understood and agreed that in the CONDITIONS AND LIMITATIONS Clause, Section 6. Valuation, the first paragraph of the "Securities" subsection is deleted in its entirety and replaced with the following:

SECURITIES

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the sole option of the Underwriter, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of the discovery of such loss. The Underwriter will be responsible for that portion of the premium for the issuance of a Lost Instrument Bond ("LIB") that relates to the value of the securities or the limits of liability for the loss, whichever is less.   The Insured will be responsible for that portion of the premium for the issuance of the LIB that relates to the amount of the deductible and the amount by which the loss exceeds the limits of liability.   However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and receives written authorization for this from the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities.

In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 018

118483 (4/17)   Page 1 of 1

<u>**RIDER#**</u> *19*

This endorsement, effective *12:01 am   May 16, 2018*   forms a part of
policy number   *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

STOP PAYMENT LIABILITY RIDER

It is agreed that:

1.   The **INSURING AGREEMENTS** Clause of the attached bond is amended by adding
     the following additional Insuring Agreement to the end thereof:

                              STOP PAYMENT LIABILITY

     Loss by reason of the liability imposed upon the Insured by law for damages:

     (a)   for having either complied with or failed to comply with any written notice of
           any depositor of the Insured or any authorized representative of such
           depositor to stop payment of any check or draft made or drawn by such
           depositor or any authorized representative of such depositor; or

     (b)   for having refused to pay any check or draft made or drawn by any depositor
           of the Insured or any authorized representative of such depositor.

2.   With respect to the coverage provided by this rider, the following shall apply:

     (a)   the Underwriter's Aggregate Limit of Liability under this the STOP PAYMENT
           LIABILITY Insuring Agreement shall be *$100,000*   , which shall be part
           of, and not in addition to, the Aggregate Limit of Liability stated in the
           Declarations; and

     (b)   a deductible of   *$5,000*   shall apply to each and every loss under
           the STOP PAYMENT LIABILITY Insuring Agreement.

3.   Nothing contained here shall be held to vary, alter, waive or extend any of the
     terms, limitations, conditions, or agreements of the attached bond other than as
     above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

101820 (6/09)   Page 1 of 1

<u>**RIDER#**</u> *20*

This endorsement, effective *12:01 am   May 16, 2018*   forms a part of
policy number   *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

UNAUTHORIZED SIGNATURES RIDER

It is agreed that:

1. The **INSURING AGREEMENTS** Clause of the attached bond is amended by adding the
    following additional Insuring Agreement to the end thereof:

    UNAUTHORIZED SIGNATURES

    Loss resulting directly from the Insured having accepted, paid or cashed any check
    or withdrawal order made or drawn on a customer's account which bears the
    signature or endorsement of one other than a person whose name and signature is
    on file with the Insured as an authorized signatory on such account.

    It shall be a condition precedent to the Insured's right of recovery under this
    Insuring Agreement that the Insured shall have on file signatures of all persons who
    are authorized signatories on such account.

2. The Underwriter's Aggregate Liability under this UNAUTHORIZED SIGNATURES
    Insuring Agreement shall be *$250,000*   , which shall be part of, not in addition
    to, the Aggregate Liability stated in the Declarations. A deductible amount of
    $10,000   shall apply to each and every loss under this UNAUTHORIZED
    SIGNATURES Insuring Agreement.

3. Nothing contained here shall be held to vary, alter, waive or extend any of the terms,
    limitations, conditions, or agreements of the attached bond other than as above
    stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

END 020

101822 (6/09)   Page 1 of 1

<u>**RIDER#**</u> *21*

This rider, effective *12:01 am*   *May 16, 2018*   forms a part of
bond number   *01-354-29-51*
issued to   *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

UNCERTIFICATED SECURITIES RIDER

It is agreed that:

1.   Paragraph (1) of Insuring Agreement (E) SECURITIES of the **INSURING AGREEMENTS** Clause is amended by adding the following after sub-paragraph (d):

    (e) Statement of Uncertificated Security in any book entry form;

2.   Solely for the purpose of the coverage afforded by this rider, paragraph (s) of Section 1. DEFINITIONS of the **CONDITIONS AND LIMITATIONS** Clause is deleted in its entirety and replaced with the following:

    (s) Property means Money, Certificated Securities, Uncertificated Securities of any issuer, Negotiable Instruments, Certificates of Deposit, documents of title, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewelry, precious metals of all kinds and in any form, (which are collectively the enumerated items of property) and tangible items of personal property which are not hereinbefore enumerated.

3.   Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

    ALL OTHER TERMS CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED



_____
AUTHORIZED REPRESENTATIVE

END 021
Page 1 of 1

111596 (9/12)

This rider, effective __12:01 am   May 16, 2018__   forms a part of bond number __01-354-29-51__
issued to __MILL CITY VENTURES III, LTD.__

by   __National Union Fire Insurance Company of Pittsburgh, Pa.__

COMPUTER CRIME COVERAGE RIDER

In consideration of the premium charged, it is hereby understood and agreed that bond is hereby amended as follows:

1.   All the terms and conditions of Bond Form 14 (2011) shall apply to coverage as is afforded by this endorsement unless specifically stated otherwise herein or in any endorsement attached hereto.

2.   Items 4 of the Declarations is hereby amended by adding the following under Optional Insuring Agreements and Coverages:

	Single Loss Limit of Liability	Single Loss Deductible
Computer Systems Fraud	$1,000,000	$50,000
Data Processing Service Operations	$1,000,000	$50,000
Voice Initiated Transfer Fraud	N/A	N/A
Telefacsimile Transfer Fraud	$1,000,000	$50,000
Destruction of Data or Programs by Hacker	$1,000,000	$50,000
Destruction of Data or Programs by Virus	$1,000,000	$50,000
Voice Computer Systems Fraud	$1,000,000	$50,000

3.   The Declarations page is hereby amended by adding the following paragraph to the end thereof:

   Item 9.

   Voice Initiated Transfer Fraud
   Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the Insured must place verification call-back for each transfer in excess of   **N/A.**

   Telefacsimile Transfer Fraud
   Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement, the Insured must place a Verification call-back for each transfer in excess of **$25,000**.

4.   The Insuring Agreements are hereby amended by adding the following Insuring Agreements to the Bond:

This rider, effective   *12:01 am   May 16, 2018*   forms a part of
bond number *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

COMPUTER SYSTEMS FRAUD

(G)   Loss resulting directly from a fraudulent:

(1)   entry of Electronic Data or Computer Program into, or
(2)   change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the bond period; as provided by General Agreement B; provided the entry or change causes:

(i)   Property to be transferred, paid or delivered,
(ii)   an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
(iii)   an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)   on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or
(b)   on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

DATA PROCESSING SERVICE OPERATIONS

(H)   Loss sustained by a Client of the Insured resulting directly from a fraudulent:

(1)   entry of Electronic Data or a Computer Program into, or
(2)   change of Electronic Data or a Computer Program within

a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement, or

(3)   entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client, provided that the entry or change causes:

This rider, effective   _12:01 am_   _May 16, 2018_   forms a part of
bond number _01-354-29-51_
issued to _MILL CITY VENTURES III, LTD._

by   _National Union Fire Insurance Company of Pittsburgh, Pa._

     (i)   Property to be transferred, paid or delivered,
     (ii)   an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or
     (iii)   an unauthorized account or a fictitious account to be debited or credited,

and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

     (a)   on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or
     (b)   on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

In this Insuring Agreement, Client means an entity for which the Insured serves as data processor under the terms of a written agreement.

VOICE INITIATED TRANSFER FRAUD

(I)   Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

     (1)   an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,
     (2)   an individual person who is a Customer of the Insured, or
     (3)   an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds,

and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that:

This rider, effective   *12:01 am   May 16, 2018*   forms a part of
bond number *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

    (i)   such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

    (ii)   if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

TELEFACSIMILE TRANSFER FRAUD

(J)   Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

    (1)   purports and reasonably appears to have originated from:

        (a)   a Customer of the Insured,
        (b)   another financial institution, or
        (c)   another office of the Insured

        but, in fact, was not originated by the Customer or entity whose identification it bears, and

    (2)   contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

    (3)   contains the name of a person authorized to initiate such transfer;

provided that, if the transfer was in excess of the amount shown on the Declarations as the verification call-back amount for this Insuring Agreement, the instructions was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

This rider, effective *12:01 am   May 16, 2018*   forms a part of
bond number *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

(K)   Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonable necessary to restore the Computer Programs to substantially the previous level of operational capability.

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

(L)   Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Special Condition: Under this Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate "Single Loss."

This rider, effective   _12:01 am_   _May 16, 2018_   forms a part of
bond number _01-354-29-51_
issued to _MILL CITY VENTURES III, LTD._

by   _National Union Fire Insurance Company of Pittsburgh, Pa._

VOICE COMPUTER SYSTEM FRAUD

(M)   Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured's premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by

(1)   failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

(2)   failure to have a call-disconnect feature in operation to automatically terminate a caller's access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

Special Condition: Under this Insuring Agreement, "Single Loss" means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

5.   GENERAL   AGREEMENTS   B.   ADDITIONAL   OFFICES   OR EMPLOYEES-CONSOLIDATION, MERGER OR PURCHASE OF ASSETS-NOTICE is hereby deleted in its entirety and is replaced with the following:

ADDITIONAL OFFICES OR EMPLOYEES OR COMPUTER SYSTEMS -
CONSOLIDATION, MERGER OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS

B.   If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities or computer systems of, another institution, such offices and computer systems shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities or computer systems of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

111581 (09/12)   ***RIDER 22***

This rider, effective   *12:01 am   May 16, 2018*   forms a part of
bond number *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

     (a)   has occurred or will occur in offices or premises or computer systems, or

     (b)   has been caused or will be caused by an employee or employees of such institution, or

     (c)   has arisen or will arise out of the assets or liabilities or computer systems acquired by the Insured as a result of such consolidation, merger or purchase of assets or liabilities or computer systems unless the Insured shall:

         (i)   give the Underwriter written notice of the proposed consolidation, merger or purchase of assets or liabilities or computer systems prior to the proposed effective date of such action; and

         (ii)   obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises or computer systems, Employees and other exposures; and

         (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

6.   Solely for the coverage provided by this rider, Section 1. DEFINITIONS (s) "Property" of the CONDITIONS AND LIMITATIONS section is hereby amended to include Electronic Data and Computer Programs.

7.   Solely for the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following definitions to the end thereof:

    (i)   Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System;

    (ii)   Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

This rider, effective *12:01 am* *May 16, 2018* forms a part of
bond number *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

(iii) Computer System means:

(1) computers with related peripheral components, including storage components wherever located;
(2) systems and applications software;
(3) terminal devices; and
(4) related communication networks, including the internet

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(iv) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

(v) Funds means Money on deposit in an account;

(vi) System Administration means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor;

(vii) System Maintenance means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof;

(viii) System Password means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities;

(ix) Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

This rider, effective   *12:01 am   May 16, 2018*   forms a part of
bond number *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

(x)   Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business;

(xi)   Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

    1)   not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;
    2)   of a type commonly dealt in securities, exchanges or markets; and
    3)   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;

(xii)   Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

8.   Solely for the coverage provided by this rider, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following exclusions to the end thereof:

(i)   any loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

(ii)   loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured.);

(iii)   loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the **COMPUTER SYSTEMS FRAUD** or **DATA PROCESSING SERVICE OPERATIONS** Insuring Agreements;

This rider, effective   *12:01 am   May 16, 2018*   forms a part of
bond number *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

(iv)   loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under the **COMPUTER SYSTEMS FRAUD** or **VOICE INITIATED TRANSFER FRAUD** Insuring Agreements;

(v)   loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under the **TELEFACSIMILE TRANSFER FRAUD** Insuring Agreement;

(vi)   loss resulting directly or indirectly from theft of confidential information;

(vii)   loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract;

(viii)   the cost of duplication of Electronic Data or Computer Programs, unless covered under the **DESTRUCTION OF DATA OR PROGRAMS BY HACKER** or **DESTRUCTION OF DATA OR PROGRAMS BY VIRUS** Insuring Agreements;

(ix)   loss involving a Voice Computer System, unless covered under the   **VOICE COMPUTER SYSTEM FRAUD** Insuring Agreement;

(x)   loss resulting directly or indirectly from:

(1)   written instructions or advices, or
(2)   telegraphic or cable instructions or advices;

unless the instructions or advices are Tested and the loss is covered under the **COMPUTER SYSTEMS FRAUD** or **DATA PROCESSING SERVICE OPERATIONS** Insuring Agreements;

(xi)   loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

This rider, effective *12:01 am   May 16, 2018*   forms a part of
bond number *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

(xii)   loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under the **COMPUTER SYSTEMS FRAUD** or **DATA PROCESSING SERVICE OPERATIONS** Insuring Agreements;

(xiii)   loss resulting directly or indirectly from:

    a.   mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or

    b.   failure or breakdown of electronic data processing media; or

    c.   error or omission in programming or processing;

(xiv)   loss as a result of a threat to Computer System operations;

(xv)   loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured's Voice Computer System;

(xvi)   loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer's authentication mechanism.

(xvii)   loss resulting directly or indirectly from payments made or withdrawals from a depositor's account involving items of deposit which are not finally paid for any reason;

(xviii)   loss of potential income, including but not limited to interest and dividends;

(xix)   loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

(xx)   any fees, costs and expenses incurred by the Insured;

(xxi)   indirect or consequential loss of any nature;

(xxii)   loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

This rider, effective *12:01 am* *May 16, 2018* forms a part of
bond number *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

    (xxiii) loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

    (xxiv) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy; and

    (xxv) loss as a result of a threat

        1) to do bodily harm to any person;
        2) to do damage to the premises or property of the Insured; or
        3) to Computer Systems operations;

9. Solely for the coverage provided by this rider, Section 5. NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following section to the end thereof:

    (g) Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required.
    (h) Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

<u>**RIDER#**</u> *23*

This rider, effective   *12:01 am   May 16, 2018*   forms a part of
bond number *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

**INSURED DEFINITION AMENDED
(NON-PORTFOLIO ENTITY SUBSIDIARIES)**

In consideration of the premium charged, it is hereby understood and agreed that this bond is amended as follows:

1.   Item 1 of the Declarations is deleted in its entirety and replaced with the following:

      Item 1. Name of Insured (herein called the "Insured"): MILL CITY VENTURES III, LTD.

      Principal address: 328 BARRY AVE S STE 210 WAYZATA, MN 55391-1688

      "Insured" shall also include and any subsidiary, or acquired company or corporation, or other business entity which is more than fifty percent (50%) owned by the Insured named above or any of its subsidiary companies covered hereunder, subject to the provisions of General Agreement B. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER, OR PURCHASE OF ASSETS - NOTICE of this bond; provided, however, that in no event shall the term "Insured" mean or include a Portfolio Entity.

2.   Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS of this bond is amended by adding the following at the end thereof:

      (PE-1) Portfolio Entity means mean any entity in which one or more Insureds, either directly or indirectly, maintains a debt or equity interest for investment purposes.

3.   Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond/policy, other than as stated herein.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



            AUTHORIZED REPRESENTATIVE

122493 (10/16)   ***RIDER 23***

RIDER# *24*

This endorsement, effective *12:01 am   May 16, 2018*   forms a part of
policy number   *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

TERRORISM EXCLUSION

This insurance does not apply to loss, injury, damage, claim or suit, arising directly or indirectly as a result of, in connection with, or relating to "terrorism" including but not limited to:

1. Any action taken in hindering or defending against an actual or expected incident of "terrorism" regardless of any other cause or event that contributes concurrently or in any sequence to the injury or damage; and
2. Any contemporaneous or ensuing loss caused by explosion, fire, heat, vandalism, looting, theft, civil commotion, rebellion or insurrection.

However, this exclusion only applies if one or more of the following are attributable to an incident of "terrorism":

1. The total of damages and/or loss to all types of property exceeds $25,000,000. In determining whether the $25,000,000 threshold is exceeded, we will include the replacement cost, without deduction for depreciation, for all damage sustained by any property affected by the "terrorism" and business interruption losses sustained by owners or occupants of damaged property; or
2. The "terrorism" involves the actual, alleged or threatened use, release, escape, dispersal, application and or existence of:
    a. Any nuclear reaction;
    b. Radioactive materials or "nuclear materials" in any form and from any source;
    c. Radionuclides;
    d. Radiation emitted from any radioactive source whether natural or manmade; and/or
    e. Electromagnetic pulses; or
3. The "terrorism" involves the actual, alleged or threatened use, release, escape, dispersal and/or application of pathogenic or poisonous chemical or "biological" materials, whether natural, manmade, living or dead.

Multiple incidents of "terrorism" that occur within a seventy-two hour period and appear to be carried out in concert or to have a related purpose or common leadership will be considered to be one incident.

DEFINITIONS - The following definitions shall apply:

1. "Terrorism" means the use or threatened use of force or violence against person or property, or commission of an act dangerous to human life or property, or commission of an act that interferes with or disrupts an electronic or communication system, undertaken by any person or group, whether or not acting on behalf of or in any connection with any organization, government, power, authority or military force, when the effect is to intimidate, coerce or harm:

END 024
82346 (1/05)   Page 1 of 2

     a.   A government;
     b.   The civilian population of a country, state or community; or
     c.   To disrupt the economy of a country, state or community.

2.   "Nuclear materials" means "source material," "special nuclear material" or "by-product material." "Source material," "special nuclear material," and "by-product material" have the meanings given them in the Atomic Energy Act of 1954 or in any law amendatory thereof.

3.   "Biological" materials includes all microorganisms, viruses, rickettsia, prions, nucleic acids, toxins, toxin-producing agents, and poisons produced by biological organisms.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

END 024

This endorsement, effective *12:01 am   May 16, 2018*   forms a part of
policy number   *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
TSB 5062c	05/11	FORM 14 ADMITTED DEC
TSB 5062c	05/11	FORM 14 US GUTS
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
113011	10/12	PROTECTED INFORMATION EXCLUSION
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
101776	06/09	AMEND EXCLUSION (J) - RICO RIDER (ALLEGED TO ADJUDICATED)
101779	04/17	AUDIT EXPENSE RIDER
101036	04/09	CANCELLATION AMENDATORY (RETURN PRO RATA)
101918	06/09	CENTRAL HANDLING OF SECURITIES RIDER
101797	06/09	CLAIMS EXPENSE RIDER
101798	06/09	INSURING AGREEMENT (F) - COUNTERFEIT CURRENCY AMENDED RIDER
122765	11/16	EMPLOYEE DEFINITION AMENDED RIDER (LISTING)
118486	10/14	EXCLUSION T AMENDED
121263	04/17	FRAUDULENT TRANSFER INSTRUCTIONS VIA TELEPHONE AND EMAIL
101783	06/09	GENERAL AGREEMENT B AMENDED RIDER (ACQUISITION THRESHOLD)
101793	06/09	GENERAL AGREEMENT D AMENDED RIDER
119002	03/15	IMPERSONATION FRAUD (FRAUDULENTLY-INDUCED PAYMENT COVERAGE)
109203	08/11	INSURING AGREEMENT (A) - FIDELITY AMENDED RIDER (_AND_ TO _OR_ EXCEPT LOANS AND-OR TRADING)
109208	08/11	PRIOR DISHONESTY RIDER
118483	04/17	SECTION 6 - SECURITIES AMENDED
101820	06/09	STOP PAYMENT LIABILITY RIDER
101822	06/09	UNAUTHORIZED SIGNATURES RIDER
111596	09/12	UNCERTIFICATED SECURITIES RIDER

This endorsement, effective *12:01 am   May 16, 2018*   forms a part of
policy number   *01-354-29-51*
issued to *MILL CITY VENTURES III, LTD.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
111581	09/12	COMPUTER CRIME COVERAGE RIDER
122493	10/16	INSURED DEFINITION AMENDED
82346	01/05	TERRORISM EXCLUSION
78859	10/01	FORMS INDEX ENDORSEMENT
52705	11/91	MN NOTICE CONCERNING POLICYHOLDER RIGHTS IN AN INSOLVENCY UN

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



_____
AUTHORIZED REPRESENTATIVE

**NOTICE CONCERNING POLICYHOLDER RIGHTS IN AN
INSOLVENCY UNDER THE MINNESOTA INSURANCE
GUARANTY ASSOCIATION LAW**

If the Insurer who issued your property and casualty or liability insurance policy (includes homeowners and automobile insurance) becomes impaired or insolvent you are entitled to compensation for your policy from the assets of the insurer. The amount you recover will depend on the financial condition of the insurer.

In addition, residents of Minnesota who purchase property and casualty or liability insurance from insurance companies authorized to do business in Minnesota are protected, SUBJECT TO LIMITS AND EXCLUSIONS, in the event the insurer becomes financial impaired or insolvent. This protection is provided by the Minnesota Insurance Guaranty Association.


Minnesota Insurance Guaranty Association
4640 West 77th Street, Suite 342
Edina, Minnesota 55435
(612) 831- 1908


The maximum amount the guaranty association will pay in regard to a claim under all policies issued by the same insurer is limited to $300,000. This limit does not apply to worker's compensation insurance. Coverage by the guaranty association is subject to other substantial limitations and exclusions and requires continued residency in Minnesota. If your claim exceeds the Guaranty Associations' limits you may still recover a part or all of that amount from the proceeds from the liquidation of the insolvent insurer, if any exist. Funds to pay claims may not be immediately available. The Guaranty Association assesses insurers licensed to sell property and casualty insurance in Minnesota after the insolvency occurs. Claims are paid from the assessment.

THE COVERAGE PROVIDED BY THE GUARANTY ASSOCIATION IS NOT A SUBSTITUTE FOR USING CARE IN SELECTING INSURANCE COMPANIES THAT ARE WELL MANAGED AND FINANCIALLY STABLE. IN SELECTING AN INSURANCE COMPANY OR POLICY, YOU SHOULD NOT RELY ON COVERAGE BY THE GUARANTY ASSOCIATION.

THIS NOTICE IS REQUIRED BY MINNESOTA STATE LAW TO ADVISE POLICYHOLDERS OF PROPERTY AND CASUALTY INSURANCE POLICIES OF THEIR RIGHTS IN THE EVENT THEIR INSURANCE CARRIER BECOMES FINANCIALLY INSOLVENT. THIS NOTICE IN NO WAY IMPLIES THAT THE COMPANY CURRENTLY HAS ANY TYPE OF FINANCIAL PROBLEMS. ALL PROPERTY AND CASUALTY INSURANCE POLICIES ARE REQUIRED TO PROVIDE THIS NOTICE.

I have read the foregoing notice and received a copy for my records this _____ day of _____.

_____
APPLICANT

52705 (11/91)



CLAIM REPORTING FORM

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: *01-354-29-51*   Date: _____

Type of Coverage: D&O _____ E&O _____ Fidelity _____ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

MILL CITY VENTURES III, LTD.

_____

_____

Contact Person: _____

Title: _____

Phone: (_____)_____-_____Ext_____

eMail: _____ @ _____

Case or Claimant Name: _____

_____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

_____

Insurance Broker/Agent: *ALLIANT INSURANCE SERVICES, INC.*

Address: *320 W 57TH ST., 2ND FL*

Address: *NEW YORK, NY 10019-3302*

Contact: *MICHAEL CALIENDO*   Phone: _____

eMail: *mcaliendo@alliant.com*

Send Notice of Claims to: AIG   Phone: (888) 602-5246
                              Financial Lines Claims   Fax: (866) 227-1750
                              P.O. Box 25947   Email: c-Claim@AIG.com
                              Shawnee Mission, KS 66225



AIG

CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: 01-354-29-51

Date of Discovery: ____________ Estimated Amount of loss: ____________

Cause of Loss:

Employee Dishonesty	____	Computer Fraud	____
Funds Transfer	____	Robbery/Burglary	____
ID Theft	____	Forgery	____
Client Property	____	In Transit	____
ERISA	____	Credit Card Forgery	____
Other	____	if Other, describe:	____________

Send Notice Of Claims To:

AIG
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c-Claim@AIG.com

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